UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

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1.    Purpose

The present Policy for Independent Audit and Non-Audit Service Contracting aims to ensure that the Company's Financial Statements, prepared by the Administrative Board and the Board of Directors, are presented properly and in full, in accordance with accounting practices in force in the jurisdictions in which LINX exercises its activities, that any non-audit services do not conflict with the preparation of financial statements by independent auditors and that the elaborated works are submitted to examination by independent auditors.

This Policy is based on the Company's Bylaws, the Brazilian Corporate Law, the Brazilian Securities Commission (“CVM”) Rules which provide for this matter, the rules of the Novo Mercado, as well as in the best Corporate Governance practices.

2.    Scope

This Policy applies to the Company's administrators (Officers, members of the Administrative Board, members of Executive Committees, members of the Audit, Remuneration Committee and members of other Executive Advisory Committees).

The present policy also applies to all the Company’s associates, as well as of its direct or indirect subsidiaries in Brazil or abroad, with respect to the contracting of non-audit services.

3.    Principles

LINX must observe the following principles in the Contracting of Independent Audits and Non-Audit Services:

i.

Publicity: LINX must disclose its Policy for Independent Audit and Non-Audit Service Contracting through the website www.ri.linx.com.br and intranet (●), in addition to communicating to the market, in accordance with current legislation, any Independent Auditing contracting or replacement.

ii.

Independence: Assuring the independence of the Independent Auditors is essential for them to be able to objectively render their services and provide an unbiased opinion, thus contributing to the formation of an environment of trust and credibility among directors, associates, shareholders and other stakeholders.

The auditor's independence may be affected when:

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a)           he/she has a financial interest in the audited entity or any other interests of their own in that entity;

b)           he/she audits the product of their own work;

c)           he/she promotes or defends the interests of the audited entity;

d)           he/she performs managerial functions for the audited entity; and

e)           he/she renders non-audit services to the audited company, which influence or may influence decisions made by the Company's management.

An Independent Auditor who violates the rules of the Federal Accounting Board regarding independence shall resign his/her position.

4.    Responsibilities

4.1            Of The Administrative Board

i.

assuring, in conjunction with the Board of Directors, that the financial statements are audited by an independent auditor with appropriate qualifications and experience, a key instrument for the reliability of such data, and ensure that the verification and confirmation of non-financial information is performed;

ii.	assuring, in conjunction with the Audit Committee, fulfillment by the auditors of the professional independence rules, including the financial independence of the respective audit agreement; and
iii.	evaluating Board’s responses and actions on internal control recommendations made by independent auditors.

4.2            Of the Audit Committee

i.	recommending to the Administrative Board the contracting or replacement of the Independent Audit;
ii.	before hiring the Independent Auditor, evaluating, among others, the following aspects in relation to the audit firm:

a)           structure and governance and, in particular, certify that the Independent Audit is registered with the CVM;

b)           independence of the audit firm, the partner and the team that will perform the work;

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c)           adequacy of the internal control processes, including those which ensure its independence and that of its members (partners and other professionals);

d)           qualification and dedication of the team assigned to the work;

e)          experience in accounting practices and corporate law in force in the jurisdiction in which LINX conducts its activities, especially those applicable to the publicly-held corporation registered with the CVM and listed on the Novo Mercado da Brasil, Bolsa e Balcão - B3 - S.A.; and

f)           fees compatible with the size and complexity of LINX.

iii.	meeting quarterly, or as needed, with the Independent Auditors to understand the work plan and monitor its development throughout the year; and
iv.

annually receiving, from the Independent Auditors, a formal statement confirming their independence throughout the execution of the work; nevertheless, the monitoring of the independence aspects must be permanent.

4.3            Independent audit

It is the responsibility of the Independent Auditor to issue, subject to applicable provisions, a report on whether, in his/her opinion, the financial statements prepared by the Administrative Board properly present, in all material respects, the financial position of LINX and the results of its operations.

In addition, the Independent Auditor's responsibilities include:

i.	reporting to the Administrative Board directly or through the Audit Committee;
ii.

maintaining the Board informed, as appropriate, of all aspects of the performance of its work, always bearing in mind the conceptual basis that auditors work for the Administrative Board (as a representative instance of the associates and other stakeholders);

iii.

evaluating whether the internal controls utilized by the Board of Directors are adequate and sufficient to permit the preparation of financial statements which do not present material misstatements, regardless of whether they were caused by error or fraud, as well as elaborating a report on the deficiencies found in the Company's audited internal controls, reporting their observations to the Audit Committee, for the improvement of these internal controls;

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iv.	attending least at the meetings of the Administrative Board, and the meetings in which the financial statements are reviewed;
v.	directing his/her reports to the Administrative Board through the Audit Committee;
vi.	assuring his/her independence from the audited Company;
vii.	reporting any disagreement with the Board and management to the Audit Committee;
viii.

reporting any discussions with the Board and management regarding critical accounting policies, changes in the scope of work, material deficiencies and significant flaws in alternative accounting controls and treatments, risk assessment, and analysis of the possibility of fraud;

ix.	considering material inconsistency issues between financial and non-financial information;
x.

verifying if the financial statements and the audit report have been disclosed in the newspapers in which their publication is mandatory, and if they correspond to the audited financial statements and to the originally issued report;

xi.	verifying that the information disclosed in the management report is in line with the audited statements;
xii.

also verifying whether the allocation given to the results was made in accordance with the provisions of Brazilian Corporate Law, the Company's Bylaws and JCP and Dividend Distribution Policy, as well as CVM rules;

xiii.

maintaining in good custody, for a minimum period of five years, or for a longer period upon express determination by CVM in the event of an Administrative Inquiry, all documentation, correspondence, working papers, reports and opinions related to the exercise of his/her duties;

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xiv.

clearly indicating, and by how much, the accounts or subgroups of assets, liabilities, income and shareholders' equity accounts which are affected by the adoption of accounting procedures which conflict with the Fundamental Accounting Principles, as well as the effects on the mandatory dividend and in the profit or loss per share, as the case may be, whenever issuing an interim information review report or adverse or qualified audit report;

xv.

enabling, in the event of replacement by another auditor, safeguarding the confidentiality aspects and with the prior agreement of the audited entity, the new hired auditor's access to the documents and information which served as the basis for issuance of the interim review reports or audit reports of previous years;

xvi.

providing access to CVM supervision and providing or allowing the reproduction of the documents referred to in item III, which were the basis for the issuance of the interim review report or audit report;

xvii.

ensuring that all partners, directors, managers, supervisors or any other members, with management functions, in the team intended to perform the audit activity in entities regulated by CVM, have been approved in a Technical Qualification Exam specific to CVM; and

xviii.

communicating the main audit matters in the financial statement audit reports of all the entities regulated or supervised by CVM, pursuant to the independent audit professional standards approved by the Federal Accounting Council - CFC.

The Company must not hire as, an independent auditor, a person has rendered internal audit services to the Company less than three (3) years before.

If it the auditor’s lack of independence or the absence of regarded with CVM is ascertained, the audit work will be considered ineffective for compliance with CVM’s law and rules.

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5.    Contracting Term

The Independent Audit must be hired for a period of up to five (5) consecutive years, and its return is allowed after the minimum period of three (3) years. This period of up to five (5) years may be extended to up to ten (10) consecutive years, if the following three situations concomitantly occur:

i.	the audited company has a permanent Statutory Audit Committee - CAE, installed in the fiscal year prior to the hiring of the independent auditor;
ii.	the auditor is a legal entity;
iii.

the independent auditor must proceed to the rotation of the technical manager, director, manager and any other member of the audit team with management function, for a period not exceeding five (5) consecutive years, with a minimum interval of three (3) years for his/her return;

The rehiring of the Independent Auditor must be preceded by a formal and documented assessment of his independence and performance by the Administrative Board, with the support of the Audit Committee.

6.    Contracting of non-audit services

The independent audit firm may eventually be considered for other services, provided that:

i.	these services do not affect its independence, as defined in item 3 of this Policy;
ii.	they are previously approved by the Audit Committee and submitted for approval by the Administrative Board; and
iii.	these services are within the scope of their professional competence.

However, as a means of preserving the independence of the independent audit firm, LINX may not, under any circumstances, contract non-audit services for the following purposes:

i.	corporate restructuring;
ii.	company assessment;
iii.	asset reassessment;

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iv.	determination of the amounts of the provisions or technical reserves and provisions for contingencies;
v.	tax planning and remodeling of the accounting system;
vi.	information remodeling and internal control; or
vii.	any other product or service which influences or may influence decisions made by the Company's Management.

7.    Hiring of members of the independent audit team

LINX must avoid hiring team members responsible for the independent audit of its financial statements to compose its staff.

Notwithstanding, if it is in the Company's interest to hire a professional under this circumstance, such employment must be submitted to the Administrative Board so that, with the aid of the Audit Committee, the impact of such contracting must be assessed. This determination is fundamental when the position for which the professional is being hired is related to the process of preparation of the Company's financial statements.

In accordance with best governance practices, LINX must avoid hiring internal audit professionals who have rendered independent audit services to the Company less than three (3) years before.

8.    Alignment of the policy with the competent legislation

The Policy originates from the compliance with the CVM rules, especially Instruction 308 of May 14th, 1999, as amended, of Law No. 6.404 of 1976 (Brazilian Corporation Law), the Novo Mercado rules and best Corporate Governance practices.

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9.    Term and Revision

This Policy was approved by Linx’s Administrative Board at a meeting held on August 14th, 2019, and comes into effect on the date of publication, and its revision will occur at every two (2) years, counted from the date of its effective approval or at any time at the Company’s discretion.

10.Revision control

Name/Position	Description	Signature
Pedro Holmes Monteiro Moreira Finance Vice President and Investor Relations Officer	Elaboration
Ana Paula Frigo Corporate Lawyer and Governance Secretary	Elaboration/Revision
Mara Regina de Almeida Vitta Legal Director	Revision
Alberto Menache Chief Executive Officer	Revision
Audit Committee	Recommendation
Administrative Board	Approval

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2019

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer